                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. Two)*

                       ANCHOR PACIFIC UNDERWRITERS, INC.
                               (Name of Issuer)

                         Common Stock, $.02 par value
                        (Title of Class of Securities)

                                 033 066 10 1
                                (CUSIP Number)

                               James R. Dunathan
                             3871 Cottonwood Drive
                          Danville, California  94506
                                (510) 648-1603
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 27, 1997
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement.  [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 pages
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CUSIP NO. 033 066 10 1                13D

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      NAME OF REPORTING PERSONS AND SOCIAL SECURITY OR INTERNATIONAL REVENUE
 1    SERVICE IDENTIFICATION NUMBERS OF SUCH PERSONS

      James R. Dunathan

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      00

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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)
                                                                    [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF            278,304

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             278,304

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      278,304

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.29%

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      TYPE OF REPORTING PERSON
14
      IN

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                                                               Page 2 of 5 pages
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CUSIP NO. 033 066 10 1                13D

     This Amendment No. Two amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 1, 1995, as amended by Amendment No. One filed with the Securities and Exchange Commission on September 26, 1995 by James R. Dunathan (the "Schedule 13D"). Items 2(d), 2(e), 2(f), 3, 5(a) and 5(b) of the Schedule 13D as amended by Amendment No. One are hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

     Items 2(d), 2(e) and 2(f) of the Schedule 13D as amended by Amendment No. One are hereby amended in their entirety as follows:

     (d) During the last five years, Mr. Dunathan has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Dunathan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Mr. Dunathan is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D as amended by Amendment No. One is hereby amended by deleting the last paragraph thereof and by adding the following paragraphs thereto:

     On June 24, 1996, Mr. Dunathan was granted options to purchase 1,000 shares of Common Stock of New Anchor at a purchase price of $1.60 per share. Such options are exercisable in 25% increments commencing on June 24th of 1997, 1998, 1999 and 2000, respectively, and such options shall expire on the close of business on June 24, 2006, unless sooner terminated in accordance with their terms.

     On September 13, 1996, Mr. Dunathan acquired from New Anchor a 10% Subordinated Note in the principal amount of $10,000 with warrants (the "Warrants"). The Warrants provide for the purchase of up to 2,000 shares of Common Stock of New Anchor at a purchase price of $1.35 per share. The Warrants are exercisable at any time and from time to time prior to the close of business on September 13, 2001.

     On December 27, 1996, Mr. Dunathan converted one-half of the Debentures into 7,407 shares of Common Stock of New Anchor at the conversion price of $1.35 per share.


                                                               Page 3 of 5 pages
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CUSIP NO. 033 066 10 1                13D

     On January 27, 1997, a trust agreement dated September 16, 1991 under which Mr. Dunathan and Ms. Paulette O'Connell were co-trustees was terminated. Upon termination of the trust agreement Mr. Dunathan ceased to have voting and dispositive power over 131,000 shares of Common Stock of New Anchor and Ms. O'Connell ceased to have voting and dispositive power over the shares described in paragraph (a) of Item 5.

     On February 3, 1997, Mr. Dunathan converted the remaining portion of the Debentures into 7,407 shares of Common Stock of New Anchor at the conversion price of $1.35 per share.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     Items 5(a) and 5(b) of the Schedule 13D as amended by Amendment No. One are amended in their entirety as follows:

     (a) 278,304, consisting of 220,954 shares of Common Stock, options to purchase 55,350 shares of Common Stock and Warrants convertible into 2,000 shares of Common Stock at a purchase price equal to $1.35 per share.

          6.29%

     (b) The reporting person has sole voting and dispositive power over all shares described in paragraph (a) of this Item 5.

                                                               Page 4 of 5 pages
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CUSIP NO. 033 066 10 1                13D


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 7, 1997



Signature:                                       /s/James R. Dunathan
                                                 --------------------
                                                 James R. Dunathan

                                                               Page 5 of 5 pages